Exhibit 21.1

List of Registrant’s Subsidiaries

Name	Place of incorporation
Emmaus Medical, Inc.	Delaware
Emmaus Medical Japan, Inc.	Japan
Newfield Nutrition Corp.	Delaware
Emmaus Medical Europe, Ltd.	United Kingdom
Emmaus Medical Europe, Ltd.	Ireland
Emmaus Life Sciences, Co. Ltd	Korea
EJ Holdings, Inc. (40% consolidated under the Variable Interest Entity Model)	Japan